FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	May	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Executives Adopt Automatic Securities Disposition Plans	2

Document 1

May 21, 2009

FOR IMMEDIATE RELEASE

RIM Executives Adopt Automatic Securities Disposition Plans

Waterloo, ON - Research In Motion Limited (“RIM” or the “Company”) (Nasdaq: RIMM; TSX: RIM) today announced that Jim Balsillie and Mike Lazaridis, RIM’s Co-Chief Executive Officers, have each adopted new automatic securities disposition plans (“ASDPs”) in accordance with the Securities and Exchange Commission’s Rule 10b5-1 (“Rule 10b5-1”), applicable Canadian provincial securities legislation, including the guidance under Ontario Securities Commission’s Staff Notice 55-701 (the “Canadian Legislation”), and RIM’s Insider Trading Policy.

Rule 10b5-1 and the Canadian Legislation permit insiders to adopt written ASDPs (generally referred to in the United States as “Rule 10b5-1 Plans”) to sell, donate or otherwise transfer shares in the future (including upon exercise of stock options) according to the ASDP on an automatic basis regardless of any subsequent material non-public information they receive. Once an ASDP is established, the insider is not permitted to exercise any further discretion or influence over how dispositions will occur under the ASDP. RIM recognizes that insiders may have reasons unrelated to their assessment of a company or its prospects in determining to effect transactions in that company’s common shares under an ASDP. These reasons might include, for example, charitable donations, tax and estate planning, retirement planning, the purchase of a home, the payment of university tuition for a child, the establishment of a trust, the balancing of assets and diversification of investments in an orderly manner, or other personal reasons. RIM also recognizes that many of its officers and employees have a substantial portion of their personal net worth represented by securities of the Company.

In addition to meeting the basic requirements of Rule 10b5-1 and Canadian Legislation, RIM has in place additional measures that are designed to conform with “best practices” relating to ASDPs. Those measures include the following: (i) ASDPs may only be adopted during a trading window; (ii) a “cooling-off” period of three months will generally be required between the adoption of the ASDP and the first disposition under the ASDP; (iii) an ASDP should generally have a duration of 12-24 months; (iv) the ASDP must contain meaningful restrictions on the ability of the insider to modify or terminate the ASDP; and (v) the ASDP should generally provide for regular sales of smaller amounts (relative to an insider’s holdings) over a period of time rather than large sales during a short period of time after adoption of the ASDP. In addition, RIM’s Insider Trading Policy requires all ASDPs to be pre-cleared by the Compensation, Nomination & Governance Committee (the “Committee”) of RIM’s Board of Directors, which is comprised of independent directors. The Committee will also consider such other “best practices” as they exist at the time an insider adopts an ASDP and may impose such additional requirements, or grant such exceptions, as it determines are necessary or appropriate.

The new ASDPs are summarized below:

• Jim Balsillie – Mr. Balsillie’s ASDP provides for weekly donations of RIM shares to a registered charitable foundation established by Mr. Balsillie up to a maximum value of Cdn$100 million over the up to 24-month duration of the ASDP as well as weekly donations of RIM Shares to the Centre for International Governance Innovation (“CIGI”) up to a maximum value of Cdn$57 million of donations over the up to 24-month duration of the ASDP, subject to limit order prices in certain cases. Each of the foundation and CIGI will immediately sell the shares received from Mr. Balsillie, subject to certain limits in the case of the foundation. The ASDP also provides for weekly sales of RIM shares up to a maximum value of Cdn$360 million of sales over the 24-month duration of the ASDP, subject to a limit order price. The shares being donated and/or sold by Mr. Balsillie include up to 600,000 shares issuable upon exercise of stock options that are scheduled to expire during the term of the ASDP. Donations and sales under Mr. Balsillie’s ASDP will not commence until after the expiry of the three-month cooling-off period described above. Mr. Balsillie currently beneficially owns approximately 34.97 million RIM shares, including the shares that will be subject to the ASDP (determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”), and including shares underlying stock options that are exercisable within 60 days).

• Mike Lazaridis – Mr. Lazaridis’ ASDPs provide for weekly donations of RIM shares to a registered charitable foundation established by Mr. Lazaridis in an aggregate amount of approximately Cdn$190 million over the up to 22-month duration of the ASDPs (assuming that donations are made at the current market price for RIM shares – the actual amount of the donations will depend on the market price for RIM shares at the time of the donations), subject to limit order prices. The foundation will immediately sell the shares received from Mr. Lazaridis, subject to a limit order price. In addition to sales by the foundation, the ASDPs also provide for weekly sales of RIM shares up to a maximum value of Cdn$200 million over the up to 22-month duration of the ASDPs, subject to a limit order price. The shares being donated and/or sold by Mr. Lazaridis include up to 600,000 shares issuable upon exercise of stock options that are scheduled to expire during the term of the ASDPs. Donations and sales under Mr. Lazaridis’ ASDPs will not commence until after the expiry of the three-month cooling-off period described above. Mr. Lazaridis currently beneficially owns approximately 34.81 million RIM shares, including the shares that will be subject to the ASDPs (determined in accordance with the rules of the SEC, and including shares underlying stock options that are exercisable within 60 days).

Dispositions by the insiders under their respective ASDPs will be reported in accordance with applicable Canadian securities laws (RIM’s insiders are exempt from filing insider reports under U.S. securities laws) and on Forms 144 filed with the SEC for sales on the Nasdaq Stock Market. Each such filing will bear a notation to advise readers that the dispositions relate to an ASDP.

Other insiders of the Company may from time to time adopt ASDPs during trading windows. RIM will issue a press release to announce the adoption of any other ASDPs by its directors or officers.

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

The RIM and Research In Motion families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited and are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	May 21, 2009	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations